                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-3



                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                         (AMENDMENT NO. _______________)

                              USA Detergents, Inc.
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                              (Name of the Issuer)

                              USA Detergents, Inc.
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                      (Names of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    902938109
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                      (CUSIP Number of Class of Securities)

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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

      This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c.    [X] A tender offer.

      d.    [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

      Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            CALCULATION OF FILING FEE
=================================================================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
---------------------------------------------------------------------------------
             $98,043,155.00                            $19,608.63
=================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase, at a price per Share of $7.00 in cash, of
   (1) all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of USA Detergents, Inc. (less the 2,142,857 Shares already owned by Church & Dwight Co., Inc.) and (2) all options to purchase Shares with exercise prices less than $7.00 per Share. As of March 30, 2001, based on information provided by USA Detergents, Inc., there were (i) 14,192,776 Shares issued and outstanding and (ii) 1,956,246 options to purchase Shares issued and outstanding with exercise prices less than $7.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the total value of all the Shares proposed to be acquired, assuming that all in-the-money options were exercised in full.

      [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously    $19,608.63         Filing       US Acquisition Corp.
Paid:                                   Party:       Church & Dwight Co.,
                                                     Inc.
                     ---------------                 -----------------------------
Form or              Schedule TO        Date Filed:  April 12, 2001
Registration No.:    Schedule TO/A                   April 27, 2001
                     ---------------                 -----------------------------

   This Schedule 13E-3 is filed by USA Detergents, Inc., a Delaware corporation (the "Company"). This statement relates to the tender offer (the "Offer") by US Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Church
 & Dwight Co., Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of the Company, at a price of $7.00 per Share net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, to Purchaser's Schedule TO, as previously filed with the Commission on April 12, 2001 and Schedule TO/A filed with the commission on April 27, 2001.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

The information set forth in Item 1 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth under "The Tender Offer-Price Range of Shares; Dividends" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth in Item 2 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth under "The Tender Offer-Certain Information Concerning the Company" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth under "Introduction", "The Tender Offer-Terms of the Offer", "The Tender Offer-Appraisal Rights", "The Tender Offer-Certain Information Concerning the Company", "The Tender Offer-Selected Financial Information", and "The Tender Offer-Material U.S. Federal Income Tax Considerations" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Item 3 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under "Special Factors-Plans for the Company" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The information set forth in Items 4 and 7 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth under "Special Factors-Purpose of and Reason for the Offer" and "Certain Effects of the Offer", in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO and as amended on Purchaser's Schedule TO/A previously filed on April 27, 2001, is incorporated herein by reference.

The amendment to the section captioned "Special Factors-Certain Effects of the Offer", set forth on the Purchaser's Schedule TO/A, previously filed on April 26, 2001, is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

The information set forth in Item 4 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth under "Position of Parent and Purchaser Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, and as amended on Purchaser's Schedule TO/A previously filed on April 27, 2001, is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

The information set forth under "Special Factors-Opinion of Company's Financial Advisor" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit
(a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under "Special Factors-Source and Amount of Funds" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

The amendment to the section captioned "Special Factors-Source and Amount of Funds", set forth on the Purchaser's Schedule TO/A, previously filed on April 26, 2001, is incorporated herein by reference.


ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Item 6 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

The information set forth in Item 4 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

The information set forth under "The Tender Offer-Selected Financial Information" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 14.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Item 5 of the Schedule 14D-9, previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth under "The Tender Offer-Fees and Expenses" in the Offer to Purchase, previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

The information set forth in the entire Schedule 14D-9 (including Annexes A and B), previously filed by the Company on April 12, 2001, is incorporated herein by reference.

The information set forth in the entire Offer to Purchase (including Schedules I and II), previously filed on April 12, 2001 as Exhibit (a)(1)(I) on Purchaser's Schedule TO, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

   (a)(1)(i)      Offer to Purchase, dated April 12, 2001.*

   (a)(1)(ii)     Letter of Transmittal, dated April 12, 2001. *

   (a)(1)(iii)    Notice of Guaranteed Delivery, dated April 12, 2001. *

   (a)(2)         Not applicable.

   (a)(3)         See (a)(1)(i) above.

   (a)(4)         Not applicable.

   (a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 12, 2001.*

   (a)(5)(ii)     Letter to Clients, dated April 12, 2001. *

   (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(5)(iv) Press release issued by Parent and the Company on April 2, 2001 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 3, 2001).

   (a)(5)(v) Summary Advertisement, as published in the Wall Street Journal on April 12, 2001.*

   (b)            Commitment Letter from Chase Manhattan Bank, dated March 30,
                  2001.*

   (c) Fairness Opinion of PricewaterhouseCoopers Securities, dated March 30, 2001 (incorporated by reference to Appendix A to the Offer to Purchase filed on April 12, 2001).

   (d)(1) Agreement and Plan of Merger, dated as of March 30, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to Appendix B to the Offer to Purchase filed on April 12, 2001).

   (d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of April 10, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to Appendix B to the Offer to Purchase filed on April 12, 2001).

   (d)(3) Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between Parent and the Company (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

   (d)(4) Stock Purchase Agreement, dated as of June 14, 2000, among the Company, Parent and Frederick R. Adler (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

   (d)(5) Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and Parent (incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler).

   (d)(6) Registration Rights Agreement, dated as of June 14, 2000, among Frederick R. Adler, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

   (d)(7) Voting Agreement, dated as of June 14, 2000, among certain Company stockholders, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

   (e)            Not required.

   (f) Section 262 of the Delaware General Corporation Law, Last Amended by Ch. 339, L. '98, eff. 7-1-98 (incorporated by reference to Schedule II to the Offer to Purchase filed on April 12, 2001).
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   (g)            Not applicable.

   (h)            Not required.

*Incorporated by reference to the Parent's Schedule TO filed on April 12, 2001.



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             USA DETERGENTS, INC.

                                             By:    /s/ Uri Evan
                                                    ------------------------
                                             Name:  Uri Evan
                                             Title: Chief Executive Officer



Dated: May 3, 2001